Exhibit 99.2

PRESS RELEASE

Immatics Announces Third Quarter 2025

Financial Results and Business Update

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Anzu-cel (anzutresgene autoleucel, IMA203) PRAME Cell Therapy: Global, randomized, controlled Phase 3 trial, SUPRAME, in previously treated advanced melanoma ongoing; interim and final analyses will occur in 2026

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Anzu-cel (IMA203) PRAME Cell Therapy: One-time infusion continues to show strong clinical benefit and favorable tolerability in 16 patients with metastatic uveal melanoma in latest update on Phase 1b data presented at the ESMO 2025 Presidential Symposium: cORR of 67%, mDOR of 11.0 months, mPFS of 8.5 months and mOS not reached at 14.3 months mFU

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IMA203CD8 PRAME Cell Therapy (GEN2): Phase 1a clinical trial ongoing with next data update, including dose escalation data in ovarian cancer, melanoma and synovial sarcoma, planned to be presented at ESMO Immuno-Oncology Congress 2025

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TCR Bispecifics: IMA402 and IMA401 TCR Bispecifics achieved clinical proof-of-concept, showed favorable tolerability at RP2D as well as deep and durable responses in heavily pre-treated, last-line patients with a range of solid tumors

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TCR Bispecifics data support development opportunities for IMA402 PRAME Bispecific in cutaneous melanoma, gynecologic cancers and in combination with IMA401 MAGEA4/8 Bispecific in sqNSCLC; Phase 1b dose expansion for IMA402 initiated

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Cash and cash equivalents as well as other financial assets of $505.8 million1 (€430.8 million) as of September 30, 2025; cash reach into 2H 2027

[1] All amounts translated using the exchange rate published by the European Central Bank in effect as of September 30, 2025 (1 EUR = 1.1741 USD).

Immatics Press Release November 17, 2025 1 | 15

Houston, Texas and Tuebingen, Germany, November 17, 2025 – Immatics N.V. (NASDAQ: IMTX, “Immatics” or the “Company”), a clinical-stage biopharmaceutical company and the global leader in precision targeting of PRAME, today provided a business update and reported financial results for the quarter ended September 30, 2025.

“In the last months, we have achieved significant clinical milestones and solidified Immatics’ position as the PRAME leader across two modalities, cell therapies and bispecifics,” said Harpreet Singh, Ph.D., Chief Executive Officer and Co-Founder of Immatics. “With the recent data update and clinical proof-of-concept for our TCR Bispecifics pipeline, we’re entering the next exciting phase of bispecifics development while continuing to advance anzu-cel, our PRAME cell therapy, towards commercialization. At Immatics, our priority is the patients we serve, and every advancement in our clinical pipeline brings us closer to delivering meaningful and durable benefits to them through our innovative TCR-based therapeutics.”

Third Quarter 2025 and Subsequent Company Progress

PRAME Franchise – Cell Therapy

Anzu-cel (IMA203) PRAME Cell Therapy – First Market Entry in Advanced Melanoma

Anzu-cel (anzutresgene autoleucel), previously called IMA203, is Immatics’ lead PRAME cell therapy and will be the Company’s first PRAME therapy to enter the market in advanced melanoma. The current addressable patient population for anzu-cel’s first target indications, second-line or later (2L) cutaneous melanoma, as well as metastatic uveal melanoma, includes ~9,000 patients2.

Phase 3 trial, SUPRAME, for anzu-cel (IMA203) in previously treated, advanced cutaneous melanoma

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Immatics’ global, randomized, controlled, multi-center Phase 3 clinical trial, SUPRAME, is currently ongoing to evaluate the efficacy, safety and tolerability of anzu-cel PRAME cell therapy as monotherapy vs. investigator's choice in patients with unresectable or metastatic cutaneous melanoma who have received prior treatment with a checkpoint inhibitor.

[2] Refers to PRAME+/HLA-A*02:01+ patients per year in the US and EU5 in 2025; Source: Clarivate Disease Landscape and Forecast

Immatics Press Release November 17, 2025 2 | 15

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SUPRAME is designed as a well-controlled clinical trial evaluating anzu-cel as a monotherapy in a late-stage cutaneous melanoma patient population and is intended to generate robust data to support regulatory approval of anzu-cel as Immatics advances this PRAME cell therapy towards the market.
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Primary endpoint for seeking full approval is blinded independent central review (“BICR”)-assessed (RECIST v1.1) progression-free survival (PFS). Secondary endpoints include overall survival (OS), objective response rate (ORR), safety and patient-reported outcomes about quality of life.
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Pre-specified interim and final data analyses will be triggered upon the occurrence of a defined number of events for PFS (progressive disease or death). Data from the interim analysis is not intended to be published to protect the integrity of the ongoing clinical trial.
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The Company remains on track for planned BLA submission in 1H 2027 and launch of anzu-cel in 2H 2027. Given the event-driven nature of the clinical trial design and based on the clinical site activation timelines, the target number of clinical trial sites and the current strong enrollment rate, Immatics estimates that the interim and final analyses will occur in 2026.
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Patient recruitment is currently ongoing in the US and Germany. The SUPRAME trial is planned to be conducted in more than 65 sites across North America and Europe, including the US, Germany, France, the Netherlands, the UK and Canada.

Phase 1b trial for anzu-cel (IMA203) PRAME cell therapy in patients with metastatic melanoma

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A one-time infusion of anzu-cel PRAME cell therapy in all melanoma patients demonstrated favorable tolerability and promising clinical activity (Wermke et al., ASCO 2025): cORR of 56%; mDOR of 12.1 months at mFU of 13.4 months; mPFS of 6.1 months; mOS of 15.9 months
o
Cutaneous melanoma subgroup, all post-checkpoint inhibitor, showed cORR of 50%, mDOR not reached at mFU of 16.7 months; mPFS of 6.0 months
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Uveal melanoma subgroup, majority post-tebentafusp and checkpoint inhibitor, showed cORR of 67%, mDOR of 11.0 months at mFU of 13.4 months; mPFS of 8.5 months

Phase 1/2 trial for anzu-cel (IMA203) PRAME cell therapy in patients with uveal melanoma

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On October 20, 2025, updated data from the Phase 1b trial of anzu-cel in a subgroup of 16 patients with metastatic uveal melanoma were presented by Sapna Patel, MD, at an oral presentation at the Presidential Symposium III at ESMO 2025. A one-time infusion of anzu-cel PRAME cell therapy in the 16 patients with uveal metastatic melanoma demonstrated favorable tolerability and continued strong anti-tumor activity and durability: cORR of 67%, mDOR of 11.0 months, mPFS of 8.5 months and mOS not reached at 14.3 months mFU.

Immatics Press Release November 17, 2025 3 | 15

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Based on the promising clinical data in patients with metastatic uveal melanoma, Immatics has initiated a Phase 2 cohort to treat approximately 30 uveal melanoma patients. The cohort is being conducted at select centers in the U.S. and Germany with deep expertise in uveal melanoma.
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The consistent favorable tolerability, anti-tumor activity and pharmacokinetic profile of anzu-cel across both cutaneous and uveal melanoma provide a strong rationale for pursuing a parallel late-stage development strategy to serve both patient populations.
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Anzu-cel has recently received Orphan Drug Designation (ODD) from the U.S. FDA for the treatment of uveal melanoma.

Data on anzu-cel in advanced melanoma further substantiates Immatics’ global leadership in precision targeting of PRAME and the potential of anzu-cel to be the Company’s first PRAME product to enter the market.

IMA203CD8 PRAME Cell Therapy (GEN2) – Expansion to all Advanced PRAME Cancers

IMA203CD8 is the Company’s second-generation PRAME cell therapy product candidate being developed with the goal of expanding into all advanced PRAME cancers. Given its enhanced pharmacology profile, once the target dose is reached, the Company intends to pursue the clinical development of this product candidate with a tumor-agnostic approach, starting with gynecologic cancers.

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Phase 1a dose escalation in solid tumors is ongoing to evaluate higher doses of IMA203CD8 with and without IL-2.
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The next clinical trial update, which will report on the continued dose escalation in multiple PRAME cancers, including ovarian cancer, melanoma and synovial sarcoma treated at relevant doses, will be presented on December 11, 2025, by Antonia Busse, M.D., Charité-CBF, at the ESMO Immuno-Oncology Congress 2025 during a mini oral presentation.

PRAME Franchise - TCR Bispecifics

IMA402 PRAME Bispecific – Expansion to Earlier-Line PRAME Cancers

To expand the PRAME opportunity to earlier-line PRAME cancers, the Company is developing its off-the-shelf, next-generation, half-life extended TCR Bispecific, IMA402, as a monotherapy or in combination with standard of care, with a focus on melanoma and gynecologic cancers. In addition, Immatics is exploring the potential combination of IMA402 with IMA401 MAGEA4/8 Bispecific in squamous non-small cell lung cancer (sqNSCLC) and potentially other solid tumor indications.

Immatics Press Release November 17, 2025 4 | 15

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On November 12, 2025, Immatics announced updated data from the Phase 1a dose escalation clinical trial evaluating IMA402 in heavily pre-treated patients with solid tumors.
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The data showed clinical proof-of-concept of IMA402 with favorable tolerability across all doses, as well as deep and durable responses and early, promising PFS/iPFS and OS in patients treated within the RP2D range.
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Across all indications at RP2D range a 30% (6/20) cORR was observed, including 29% cORR (4/14) in melanoma and 2/3 confirmed responses in ovarian carcinoma.
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Based on the promising Phase 1a dose escalation data, Immatics is advancing its IMA402 PRAME Bispecific into Phase 1b dose expansion at two distinct doses to determine the final RP2D, both as a monotherapy and in combination with an immune checkpoint inhibitor with a focus on melanoma and gynecologic cancers in 2026.
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Depending on the outcomes of these Phase 1b cohorts, the Company would seek to convert existing Phase 1b cohorts into Phase 2 trials, which have the potential to become registration-directed.
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As part of its strategy to maximize the IMA402 opportunity, the Company is also exploring the option to initiate additional Phase 1b cohorts in 2026 to determine the monotherapy and combination potential of IMA402 with immune checkpoint inhibitors and standard of care in late as well as earlier treatment lines.
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As an additional opportunity, the Company is exploring the potential combination of IMA402 with IMA401 MAGEA4/8 in squamous non-small cell lung cancer (sqNSCLC) and potentially other solid tumor indications.

IMA401 MAGEA4/8 Bispecific – Maximizing the Potential of Bispecifics Combinations

IMA401 is the Company’s off-the-shelf, next-generation, half-life extended TCR Bispecific targeting MAGEA4/8. Consistent with Immatics’ focus on advancing its PRAME Franchise, the Company is exploring IMA401 in combination with IMA402, starting with squamous non-small cell lung cancer (sqNSCLC). This opportunity with potentially synergistic clinical activity has the potential to address >90% of patients with sqNSCLC.

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On November 12, 2025, Immatics announced updated dose escalation data from the Phase 1a clinical trial evaluating IMA401 with or without an immune checkpoint inhibitor (pembrolizumab) in heavily pre-treated patients with solid tumors.
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The data showed clinical proof-of-concept with favorable tolerability at RP2D as well as promising clinical activity in patients in three focus indications treated with ≥1 mg: 25% cORR (2/8) in head and neck cancer, 29% cORR (2/7) in melanoma and promising clinical activity in sqNSCLC.

Immatics Press Release November 17, 2025 5 | 15

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Based on the clinical proof-of-concept of both bispecific candidates, including the initial promising activity of IMA401 in head and neck cancer and sqNSCLC, Immatics is well-positioned to assess the synergistic potential of combining two different bispecifics, IMA402 targeting PRAME and IMA401 targeting MAGEA4/8, with and without a checkpoint inhibitor.
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As over 90% of patients with sqNSCLC are positive for PRAME and/or MAGEA4/8, a potential IMA402 and IMA401 combination treatment could provide broad treatment coverage for this patient population. Approximately 60% of patients with sqNSCLC are positive for both targets, which could boost anti-tumor activity and counteract potential tumor escape mechanisms. The current addressable patient population for metastatic sqNSCLC in the United States and EU5 is an estimated 40,000 patients per year.

Corporate Development

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Chief Financial Officer Appointment: On October 1, 2025, Immatics announced the appointment of Venkat Ramanan, Ph.D., as Chief Financial Officer. Dr. Ramanan is a seasoned financial leader in the biopharmaceutical industry with over 25 years of experience at companies including Seagen, Gilead Sciences and Amgen. He brings deep financial expertise in facilitating successful product launches, establishing scalable operations in global markets and enabling corporate transactions.
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Chief People Officer Appointment: On October 27, 2025, Immatics announced the appointment of Amie Krause as Chief People Officer. Ms. Krause brings more than 20 years of experience at companies including Revance Therapeutics, Atara Biotherapeutics and Amgen in building high-performing teams, shaping culture, enhancing organizational excellence and efficiency and aligning talent with business strategy.

Immatics Press Release November 17, 2025 6 | 15

Third Quarter 2025 Financial Results

Cash Position: Cash and cash equivalents as well as other financial assets total $505.8 million1 (€430.8 million) as of September 30, 2025, compared to $709.7 million1 (€604.5 million) as of December 31, 2024. The decrease is mainly due to ongoing research and development activities that is driven by $162.4 (€138.3) operational cash burn as well as unrealized foreign exchange translational losses of $41.6 million1 (€35.4 million), which do not impact the expected cash reach.

Revenue: Total revenue, consisting of revenue from collaboration agreements, was $6.1 million1 (€5.2 million) for the three months ended September 30, 2025, compared to $59.4 million1 (€50.6 million) for the three months ended September 30, 2024. The decrease is mainly the result of a one-time revenue associated with the termination of the IMA401 collaboration by Bristol Myers Squibb during the three months ended September 30, 2024.

Research and Development Expenses: R&D expenses were $55.4 million1 (€47.2 million) for the three months ended September 30, 2025, compared to $45.7 million1 (€38.9 million) for the three months ended September 30, 2024. The increase mainly resulted from costs associated with the advancement of the product candidates in clinical trials.

General and Administrative Expenses: G&A expenses were $14.9 million1 (€12.7 million) for the three months ended September 30, 2025, compared to $13.1 million1 (€11.2 million) for the three months ended September 30, 2024. The increase is driven by costs associated with early commercial activities supporting the planned market launch of anzu-cel (IMA203).

Net Profit and Loss: Net loss was $59.3 million1 (€50.5 million) for the three months ended September 30, 2025, compared to a net loss of $6.2 million1 (€5.3 million) for the three months ended September 30, 2024. The increase mainly resulted from lower revenue recognized from previous collaboration agreements and higher costs associated with the advancement of the product candidates in clinical trials.

Full financial statements can be found in our Report on 6-K filed with the Securities and Exchange Commission (SEC) on November 17, 2025, and published on the SEC website under www.sec.gov.

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Upcoming Investor Conferences

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Jefferies Global Healthcare Conference, London, United Kingdom – November 17 - 20, 2025

To see the full list of events and presentations, visit: https://investors.immatics.com/events-presentations.

About PRAME

PRAME is a target expressed in more than 50 cancers. Immatics is the global leader in precision targeting of PRAME and has the broadest PRAME franchise with the most PRAME indications and modalities. The Immatics PRAME franchise currently includes three product candidates, two therapeutic modalities and two combination therapies that target PRAME: anzu-cel (anzutresgene autoleucel, IMA203) PRAME cell therapy, IMA203CD8 PRAME cell therapy (GEN2), IMA402 PRAME bispecific as monotherapy and in combination with an immune checkpoint inhibitor as well as anzu-cel in combination with Moderna’s PRAME cell therapy enhancer.

About Immatics

Immatics is committed to making a meaningful impact on the lives of patients with cancer. We are the global leader in precision targeting of PRAME, a target expressed in more than 50 cancers. Our cutting-edge science and robust clinical pipeline form the broadest PRAME franchise with the most PRAME indications and modalities, spanning TCR T-cell therapies and TCR bispecifics.

Immatics intends to use its website www.immatics.com as a means of disclosing material non-public information. For regular updates you can also follow us on LinkedIn and Instagram.

Immatics Press Release November 17, 2025 8 | 15

Forward-Looking Statements

Certain statements in this press release may be considered forward-looking statements. Forward-looking statements generally relate to future events or the Company’s future financial or operating performance. For example, statements concerning timing of data read-outs for product candidates, the timing, outcome and design of clinical trials, the nature of clinical trials (including whether such clinical trials will be registration-enabling), the timing of IND, CTA or BLA filings, estimated market opportunities of product candidates, the Company’s focus on partnerships to advance its strategy, and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “plan”, “target”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Immatics and its management, are inherently uncertain. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond management's control including general economic conditions and other risks, uncertainties and factors set forth in the Company’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission (SEC). Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. The Company undertakes no duty to update these forward-looking statements. All the scientific and clinical data presented within this press release are – by definition prior to completion of the clinical trial and a clinical study report – preliminary in nature and subject to further quality checks including customary source data verification.

Immatics Press Release November 17, 2025 9 | 15

For more information, please contact:

Media
Trophic Communications
Phone: +49 151 74416179
immatics@trophic.eu

Immatics N.V.
Jordan Silverstein
Head of Strategy
Phone: +1 346 319-3325
InvestorRelations@immatics.com

Immatics Press Release November 17, 2025 10 | 15

Immatics N.V. and subsidiaries

Condensed Consolidated Statement of Loss of Immatics N.V.

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
	(Euros in thousands, except per share data)		(Euros in thousands, except per share data)
Revenue from collaboration agreements	5,187	50,559	28,505	99,583
Research and development expenses	(47,176)	(38,906)	(134,190)	(106,230)
General and administrative expenses	(12,673)	(11,156)	(37,520)	(32,925)
Other income	29	17	70	54
Operating result	(54,633)	514	(143,135)	(39,518)
Change in fair value of liabilities for warrants	—	3,833	1,730	4,228
Other financial income	4,250	5,889	14,684	18,707
Other financial expenses	(289)	(12,589)	(36,151)	(5,342)
Financial result	3,961	(2,867)	(19,737)	17,593
Loss before taxes	(50,672)	(2,353)	(162,872)	(21,925)
Taxes on income	127	(2,952)	2,123	(3,612)
Net loss	(50,545)	(5,305)	(160,749)	(25,537)
Net loss per share:
Basic	(0.42)	(0.05)	(1.32)	(0.25)
Diluted	(0.42)	(0.08)	(1.32)	(0.27)

Immatics Press Release November 17, 2025 11 | 15

Immatics N.V. and subsidiaries

Condensed Consolidated Statement of Comprehensive Loss of Immatics N.V.

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
	(Euros in thousands)		(Euros in thousands)
Net loss	(50,545)	(5,305)	(160,749)	(25,537)
Other comprehensive income/(loss)
Items that may be reclassified subsequently to profit or loss
Currency translation differences from foreign operations	(594)	(1,377)	(9,138)	(579)
Total comprehensive loss for the period	(51,139)	(6,682)	(169,887)	(26,116)

Immatics Press Release November 17, 2025 12 | 15

Immatics N.V. and subsidiaries

Condensed Consolidated Statement of Financial Position of Immatics N.V.

	As of
	September 30, 2025	December 31, 2024
	(Euros in thousands)
Assets
Current assets
Cash and cash equivalents	334,922	236,748
Other financial assets	95,915	367,704
Accounts receivables	3,199	5,857
Other current assets	23,987	19,246
Total current assets	458,023	629,555
Non-current assets
Property, plant and equipment	44,447	50,380
Intangible assets	1,561	1,629
Right-of-use assets	13,706	13,332
Other non-current assets	820	1,250
Total non-current assets	60,534	66,591
Total assets	518,557	696,146
Liabilities and shareholders’ equity
Current liabilities
Provisions	6,688	—
Accounts payables	22,532	20,693
Deferred revenue	25,562	35,908
Liabilities for warrants	—	1,730
Lease liabilities	2,879	2,851
Other current liabilities	4,597	6,805
Total current liabilities	62,258	67,987
Non-current liabilities
Deferred revenue	22,442	34,161
Lease liabilities	13,500	13,352
Deferred tax liability	3,678	5,804
Total non-current liabilities	39,620	53,317
Shareholders’ equity
Share capital	1,216	1,216
Share premium	1,173,861	1,162,136
Accumulated deficit	(750,291)	(589,541)
Other reserves	(8,107)	1,031
Total shareholders’ equity	416,679	574,842
Total liabilities and shareholders’ equity	518,557	696,146

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Immatics N.V. and subsidiaries

Condensed Consolidated Statement of Cash Flows of Immatics N.V.

	Nine months ended September 30,
	2025	2024
	(Euros in thousands)
Cash flows from operating activities
Net loss	(160,749)	(25,537)
Taxes on income	(2,123)	3,612
Loss before tax	(162,872)	(21,925)
Adjustments for:
Interest income	(13,629)	(18,185)
Depreciation and amortization	9,231	9,149
Interest expenses	724	654
Equity-settled share-based payment	11,712	13,112
Net foreign exchange differences and expected credit losses	33,911	4,018
Change in fair value of liabilities for warrants	(1,730)	(4,228)
Loss from disposal of fixed assets	157	1
Changes in:
Decrease in accounts receivables	2,658	1,142
(Increase)/decrease in other assets	(1,555)	83
Decrease in deferred revenue, accounts payables and other liabilities	(15,028)	(91,113)
Interest received	22,558	11,098
Interest paid	(724)	(654)
Income tax paid	(8,107)	(2,706)
Income tax refunded	4,733	—
Net cash used in operating activities	(117,961)	(99,554)
Cash flows from investing activities
Payments for property, plant and equipment	(5,588)	(14,598)
Payments for intangible assets	(190)	(148)
Proceeds from disposal of property, plant and equipment	47	1
Payments for investments classified in Other financial assets	(280,651)	(356,596)
Proceeds from maturity of investments classified in Other financial assets	520,089	266,361
Net cash provided by/(used in) investing activities	233,707	(104,980)
Cash flows from financing activities
Net proceeds from issuance of shares to equity holders	13	174,554
Payments of lease liabilities	(2,211)	(1,228)
Net cash provided by/(used in) financing activities	(2,198)	173,326
Net increase/(decrease) in cash and cash equivalents	113,548	(31,208)
Cash and cash equivalents at the beginning of the period	236,748	218,472
Effects of exchange rate changes and expected credit losses on cash and cash equivalents	(15,374)	1,935
Cash and cash equivalents at the end of the period	334,922	189,199

Immatics Press Release November 17, 2025 14 | 15

Immatics N.V. and subsidiaries

Condensed Consolidated Statement of Changes in Shareholders’ Equity of Immatics N.V.

(Euros in thousands)	Share capital	Share premium	Accumulated deficit	Other reserves	Total share- holders’ equity
Balance as of January 1, 2024	847	823,166	(604,759)	(1,636)	217,618
Other comprehensive loss	—	—	—	(579)	(579)
Net loss	—	—	(25,537)	—	(25,537)
Comprehensive income/(loss) for the period	—	—	(25,537)	(579)	(26,116)
Equity-settled share-based compensation	—	13,112	—	—	13,112
Share options exercised	1	1,113	—	—	1,114
Issue of share capital – net of transaction costs	183	173,257	—	—	173,440
Balance as of September 30, 2024	1,031	1,010,648	(630,296)	(2,215)	379,168
Balance as of January 1, 2025	1,216	1,162,136	(589,541)	1,031	574,842
Other comprehensive loss	—	—	—	(9,138)	(9,138)
Net loss	—	—	(160,750)	—	(160,750)
Comprehensive loss for the period	—	—	(160,750)	(9,138)	(169,888)
Equity-settled share-based compensation	—	11,712	—	—	11,712
Share options exercised	—	13	—	—	13
Balance as of September 30, 2025	1,216	1,173,861	(750,291)	(8,107)	416,679

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